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AUG 2 9 2002
161
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WASH. D.C.
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VPQ-5-02 [illegible]

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02053075

STATES
:HANGE COMMISSION
, D.C. 20549

)ITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pension Fund Evaluations Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Middle Country Road
(No. and Street)

Centereach	NY	11720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Pulcano — (631) 585-8282
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C., Certified Public Accountants and Business Consultants
(Name — *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Pulcano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Fund Evaluations, Inc., as of June 30, 2002, ~~19~~ XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

S.J.P.

Title

Notary Public

VICTOR MICHAEL MARCHIONE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSION FUND EVALUATIONS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, New York 11720

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of June 30, 2001, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
August 20, 2002

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash		$ 184,978
Receivable from brokers		85,822
Securities owned, at market value: equities		743
Furniture, fixtures and equipment - net of accumulated depreciation of $56,730		621
Deferred tax assets		40,300
Other assets		12,398
Total assets		$ 324,862

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 90,660
Loan payable		92,600
Loan payable to officer		2,907
Total liabilities		186,167
Commitments and contingencies		
Stockholder's equity		
Common stock, par value $.10		
Authorized:	1,000,000 shares	
Issued and outstanding:	100,000 shares	10,000
Retained earnings		128,695
Total stockholder's equity		138,695
Total liabilities and stockholder's equity		$ 324,862

The accompanying notes are an integral part of these financial statements.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Pension Fund Evaluations, Inc. (the Company), is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (the SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Securities transactions are recorded on the settlement date, which is generally three business days after the trade date, and one day after the trade date for options. There is no material difference between the trade and settlement dates.

(c) Depreciation

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided for on certain fixed assets pursuant to the accelerated method over the estimated useful lives of the assets. Other fixed assets are depreciated on the straight-line method over the estimated useful lives of the assets.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash

The Company held cash in accounts with a bank in excess of federally insured amounts.

(f) 401(k) Plan

The Company has a plan which qualifies under 401(k) of the Internal Revenue Service Code and covers employees who have completed one-half year of service and have reached the age of 18.

Note 2 - Capital Ratio

The capital ratio, as computed, was 220%, versus an allowable maximum of 1500% under the rules of the SEC. The Company's net capital requirement was $12,411. The net capital, as computed, was $84,733 leaving excess capital in the amount of $72,322.

Note 3 - Lease Commitment

The Company has an operating lease for the rental of office space that expires March 31, 2006. Future minimum rental payments under the lease are as follows:

Fiscal Year Ending June 30	Amount
2003	$ 34,050
2004	35,843
2005	37,633
2006	29,267

Note 4 - Income Taxes

The Company provides for income taxes under the provision of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109") which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Income taxes have been provided for in the accompanying financial statements based upon financial accounting income. The difference between the tax provision provided for and the amount that would be arrived at by multiplying the statutory rate times the income before taxes is primarily due to non-deductible meals and entertainment expenses. Temporary differences that give rise to deferred tax assets of approximately $40,000 are net operating loss, unpaid settlement claims and charitable contributions carryovers of approximately $77,500, $20,500 and $27,000, respectively.

Note 5 - Stockholder's Equity

During the year, the sole shockholder resigned as an officer and employee of the Company and is presently commencing negotiations to sell his equity interest to a related party, subject to NASD approval.

Note 6 - Legal Matters

Certain pending lawsuits (in which the plaintiffs alleged violations of ERISA against the Company, a certain officer and others) have been settled and all claims have been dismissed with prejudice, resulting in charging the Company's operations with aggregate settlement costs of approximately $332,500.

In the ordinary course of business, the Company is also a defendant in other lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

Note 7 - Related Party Transaction

During the year, the Company borrowed from an officer and a former officer (also the sole stockholder) $50,000 and $200,000, respectively, bearing no interest and payable in monthly installments. As of June 30, 2002, the outstanding balance payable to the officer and the former officer was $2,907 and $92,600, respectively.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker/dealers on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as at June 30, 2002, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.